UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Gramercy Property Trust Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38489R100

(CUSIP Number)

July 8, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38489R100

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). KBS Real Estate Investment Trust, Inc., IRS No. 20-2985918
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 3,796,009 (2)
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,796,009 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12.	TYPE OF REPORTING PERSON CO

Notes:

(1)	The Reporting Person entered into a Stockholder Agreement with the Issuer pursuant to which the Reporting Person agreed to vote all of its shares of Common Stock in accordance with the recommendation or direction of the Issuer’s board of directors.
(2)	Consists of (a) 1,796,009 shares of Common Stock owned as of July 8, 2013 and (b) 2,000,000 shares of Class B-1 non-voting common stock, convertible on a share-for-share basis into Common Stock at any time on or after September 6, 2013.

(Page 2 of 6 Pages)

Item 1.

(a)	Name of Issuer:

Gramercy Property Trust Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue, New York, NY 10170

Item 2.

(a)	Name of Person Filing:

This statement is being filed by KBS Real Estate Investment Trust, Inc. (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person is: 620 Newport Center Drive, Suite 1300, Newport Beach, CA 92660.

(c)	Citizenship:

The Reporting Person is incorporated in the state of Maryland.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number:

38489R100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(Page 3 of 6 Pages)

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

     Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

If filing as a non-US institution in accordance with Rule 13d-1(b)(l)(ii)(J), please specify the type of institution:                     ;

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,796,009 shares (3)

(b)	Percent of class:

6.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0 shares (4)

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of:

3,796,009 shares (3)

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

Notes:

(3) Consists of (a) 1,796,009 shares of Common Stock owned as of July 8, 2013 and (b) 2,000,000 shares of Class B-1 non-voting common stock, convertible on a share-for-share basis into Common Stock at any time on or after September 6, 2013.

(4) The Reporting Person entered into a Stockholder Agreement with the Issuer pursuant to which the Reporting Person agreed to vote all of its shares of Common Stock in accordance with the recommendation or direction of the Issuer’s board of directors.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

(Page 4 of 6 Pages)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

KBS Acquisition Sub-Owner 2, LLC, a Delaware limited liability company.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 5 of 6 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2013

KBS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ David E. Snyder
Chief Financial Officer

(Page 6 of 6 Pages)